List of Issuers of Guaranteed Securities

As of October 26, 2021, Sun Communities Operating Limited Partnership was the issuer of the debt instruments indicated below guaranteed by Sun Communities, Inc.

Debt Instrument	Issuer	Jurisdiction of Organization
2.7% Senior Notes due 2031	Sun Communities Operating Limited Partnership	Michigan
2.3% Senior Notes due 2028	Sun Communities Operating Limited Partnership	Michigan